SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

July 17, 2003

GRUPO ELEKTRA, S.A. de C.V.

(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

1-13200
(Commission File Number)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X]	Form 40-F [ ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [ ]	No [X]

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .]

SIGNATURES
Grupo Elektra Announces 2Q03 Preliminary Results With An Expected Record EBITDA for a Second Quarter

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

GRUPO ELEKTRA, S.A de C.V. (Registrant)

By:	/s/ Rodrigo Pliego Abraham

Rodrigo Pliego Abraham Chief Financial Officer

Dated: July 17, 2003.

Grupo Elektra Announces 2Q03 Preliminary Results With An
Expected Record EBITDA for a Second Quarter

FOR IMMEDIATE RELEASE

Mexico City, July 15, 2003 – Grupo Elektra S.A. de C.V. (NYSE: EKT, BMV: Elektra*), Latin America’s leading specialty retailer, consumer finance and banking services company, announced today its preliminary results for the second quarter 2003.

“During the second quarter, we maintained our successful growth in the retail division, while gradually transferring more expenses related to Banco Azteca, and delivering sound margins that truly reflect the profitability of Grupo Elektra,” commented Rodrigo Pliego, CFO of Grupo Elektra. “We are also excited to see that Banco Azteca is exceeding our initial expectations and should be reporting positive results,” Mr. Pliego added.

2Q03

Total Revenues (in millions of Pesos)	$4,190 - $4,270
Gross Profit	38.5% - 38.8%
EBITDA Margin	18.4% - 18.7%
Operating Margin	14.8% - 15.1%

Grupo Elektra will be reporting its 2Q03 results on Monday, July 28, 2003, after the market closeing and will conduct its conference call to discuss the results on Tuesday, July 29, 2003, at 10:00 am (Mexico City Time) or 11:00 am (US Eastern Time).

We encourage you to visit the new site at: www.grupoelektra.com.mx

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Grupo Elektra – Tradition with Vision

Grupo Elektra is Latin America’s leading specialty retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra, Salinas y Rocha and Bodega de Remates stores and over the Internet. The Group operates almost 900 stores in Mexico, Guatemala, Honduras and Peru. Grupo Elektra also sells and markets its consumer finance and banking products and services through its Banco Azteca branches located within its stores. Financial services include consumer credit, money transfers, extended warranties and savings accounts.

Investor and Press Inquiries:

Esteban Galíndez, CFA	Rolando Villarreal
Director of Investor Relations	Investor Relations
Grupo Elektra, S.A. de C.V.	Grupo Elektra S.A. de C.V.
Tel. +52 (55) 8582-7819	Tel. +52 (55) 8582-7819
Fax. +52 (55) 8582-7822	Fax. +52 (55) 8582-7822
egalindez@elektra.com.mx	rvillarreal@elektra.com.mx